EXHIBIT 21
Subsidiaries of Registrant
(As of December 31, 2007)

State or Jurisdiction of
Name	Incorporation or Organization

Douglas Insurance Agency, Inc.	Michigan
Flagstar Bank, FSB	United States of America
Flagstar Commercial Corporation	Michigan
Flagstar Investment Group, Inc.	Michigan
Flagstar Reinsurance Company	Vermont
Flagstar Statutory Trust II	Connecticut
Flagstar Statutory Trust III	Delaware
Flagstar Statutory Trust IV	Delaware
Flagstar Statutory Trust V	Delaware
Flagstar Statutory Trust VI	Delaware
Flagstar Statutory Trust VII	Delaware
Flagstar Statutory Trust VIII	Delaware
Flagstar Statutory Trust IX	Delaware
Flagstar Statutory Trust X	Delaware
Flagstar Title Insurance Agency, Inc.	Michigan
Paperless Office Solutions, Inc.	Michigan